New Dragon Asia Corporation (Listed on the American Stock Exchange) Suite 2808, International Chamber of Commerce Fuhua Three Road, Shenzhen, PRC 518048

December 21, 2006

Ms. Jill S. Davis U.S. Securities and Exchange Commission Division of Corporation Finance Mail Stop 7010 100 F Street, N.W. Washington, D.C. 20549

Re:	New Dragon Asia Corporation Form 10-Q for the Fiscal Quarter Ended September 25, 2006 File No. 1-15046
Dear Ms. Davis:

This letter is provided in response to the verbal comment provided by Mr. Jonathan Duersch on December 21, 2006 with respect to the above-captioned Quarterly Report on Form 10-Q of New Dragon Asia Corp., a Florida corporation (the “Company”).

The Company hereby acknowledges that there were no changes in our internal controls over financial reporting during the three months ended September 25, 2006 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

The Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Your prompt attention to this letter would be greatly appreciated. Please let us know if you have further questions. Thank you.

Sincerely,

Peter Mak Chief Financial Officer

cc:	Loeb & Loeb LLP Grobstein, Horwath & Company LLP